Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using

the below control number. Voting will be open

until 8:00 a.m. (Singapore Time) on November 18, 2022

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and

return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and

return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the 2022 Extraordinary Meeting to be held on

November 20, 2022 at 8:00 a.m. (Singapore Time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2022 Extraordinary General Meeting of Shareholders Proxy Card - Ebang International Holdings Inc.

DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1

(1)	That with immediate effect upon passing, every thirty (30) issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one (1) share of HK$0.03 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”), so that following the Share Consolidation the authorised share capital of the Company will be changed from HK$380,000.00 divided into 380,000,000 Ordinary Shares of a par value of HK$0.001 each consisting of (i) 333,374,217 Class A Ordinary Shares of a par value of HK$0.001 each, and (ii) 46,625,783 Class B Ordinary Shares of a par value of HK$0.001 each, to HK$380,000.00 divided into 12,666,666.66 Ordinary Shares of a par value of HK$0.03 each of which (i) 11,112,473.90 Class A Ordinary Shares are designated as Class A Ordinary Shares of a par value of HK$0.03 each, and (ii) 1,554,192.76 Class B Ordinary Shares are designated as Class B Ordinary Shares of a par value of HK$0.03 each (the “Share Consolidation”).

THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis (together with the Share Consolidation, the “Proposal”).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY

EBANG INTERNATIONAL HOLDINGS INC.

2022 Extraordinary General Meeting of Shareholders

November 20, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Revoking all prior proxies, the undersigned, a shareholder of Ebang International Holdings Inc. (the “Company”), hereby appoints Dong Hu as attorney-in-fact and agents of the undersigned, with full power of substitution, to vote all of the shares of the Company’s Class A ordinary shares, par value HK$0.001 per share (the “Class A Ordinary Shares”), owned by the undersigned at the extraordinary general meeting of shareholders (the “2022 Extraordinary Meeting”) of the Company to be held on November 20, 2022, at 12 Marina View, #20-02B, Asia Square Tower 2, Singapore 018961 at 8:00 a.m. (Singapore Time), and at any adjournment thereof, as fully and effectively as the undersigned could do if personally present and voting, hereby approving, ratifying, and confirming all that said attorney and agent or his substitute may lawfully do in place of the undersigned as indicated on the reverse.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.

PLEASE CHECK HERE IF YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON NOVEMBER 20, 2022 AT 8:00 A.M. (SINGAPORE TIME), AT 12 MARINA VIEW, #20-02B, ASIA SQUARE TOWER 2, SINGAPORE 018961 ☐

(Continued and to be signed on Reverse Side)